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We’re replacing the bank. Learn how you can be the bank with The Emancipation Fund Initiative.

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No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent to The Emancipation Fund Initiative LLC will not be accepted. No offer to buy securities in a Regulation A+ offering of The Emancipation Fund Initiative LLC can be accepted and no part of the purchase price can be received until The Emancipation Fund Initiative LLC’s offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in The Emancipation Fund Initiative LLC’s offering involve no obligation or commitment of any kind.